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                  UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                  SCHEDULE 13D

          Under the Securities Exchange Act of
                      1934 (Amendment No.2)*

              SAVANNAH FOODS & INDUSTRIES, INC.
    ____________________________________________
                      (Name of Issuer)

                       COMMON STOCK
______________________________________________
              (Title of Class of Securities)

                    804795102
 ______________________________________________
                 (CUSIP Number)

D. J. Smith, Vice President, Secretary and
General Counsel Archer-Daniels-Midland Company,
4666 Faries Parkway, P. O. Box 1470, Decatur, IL
62525, Telephone: (217)424-6183
________________________________________________
(Name, Address and Telephone Number  of Person
Authorized to Receive Notices and Communications)
                January 2, 1998
________________________________________________
  (Date of Event which Requires Filing of this
                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of
this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that
Section of the Act but shall be subject to all
other provisions of the Act (however, see the
Notes).
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                  SCHEDULE 13D

CUSIP NO. 804795102        Page  2  of  3 Pages
________________________________________________
1  NAME OF REPORTING PERSON S. S. OR I.R.S.
   IDENTIFICATION NO. OF ABOVE PERSON
   Archer-Daniels-Midland Company
   I.R.S. Identification No. 41-0129150
________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
   GROUP *                           (a)__
                                     (b)__
    N/A
________________________________________________
3  SEC USE ONLY
________________________________________________
4  SOURCE OF FUNDS *
   N/A
________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
   IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)_X_
     See Appendix I
________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE
________________________________________________
             |7  SOLE VOTING POWER
   NUMBER OF |    -0-
    SHARES   |__________________________________
BENEFICIALLY |8  SHARED VOTING POWER
   OWNED BY  |   -0-
     EACH    |__________________________________
   REPORTING |9  SOLE DISPOSITIVE POWER
    PERSON   |   -0-
   WITH      |_________________________________
             |10  SHARED DISPOSITIVE POWER
             |   -0
________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
   -0- (Appendix II shows all transactions within
       the past sixty (60) days)
________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
    EXCLUDES CERTAIN SHARES *__
________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN
   ROW (11)
     -0-
________________________________________________
14 TYPE OF REPORTING PERSON *
   CO
________________________________________________
 * SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 804795102        Page  3 of 3 Pages




                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: January 23, 1998



              ARCHER-DANIELS-MIDLAND COMPANY
                         /s/ D. J. SMITH
                By:  D. J. Smith
                Its Vice President, Secretary
                          and General Counsel
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                   APPENDIX I

 On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement the Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

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                   APPENDIX II

ADM tendered 1,491,900 shares of Savannah Foods
& Industries, Inc. ("Savannah") Common Stock to
Imperial Holly Corporation ("IHC") in connection with its acquisition of Savannah in exchange for cash and stock of IHC. ADM's custody account was debited on January 2, 1998 (628,455 shares)
January 9, 1998 (57,855 shares) and January 13,
1998 (775,590 shares).

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